FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2021 THE BANK OF N.T. BUTTERFIELD & SON LIMITED

Michael W. Collins Chairman and Chief Executive Officer Report to shareholders & financial highlights Six months ended June 30, 2021 During the first half of 2021, Butterfield produced solid financial results. Our consistently strong returns are the product of pursuing a strategy to promote long-term growth with recurring fee income, low-cost deposits, a manually underwritten loan book with low loan-to-values, a capital-efficient investment portfolio with limited credit risk, strong risk management, and disciplined expense and capital management philosophies. We believe these attributes will continue to generate value for Butterfield and all of our stakeholders. We maintain long-standing, significant and stable market shares in our core jurisdictions of Bermuda, Cayman and the Channel Islands where we offer clients banking, wealth management, trust, and custody solutions. Additionally, we provide wealth management and trust services through our offices in Singapore, Switzerland and The Bahamas. In the United Kingdom, we offer mortgages to high net worth clients with properties in prime central London. Summary of Results Net income for the six-month period ended June 30, 2021 increased by 8.9% to $81.2 million from $74.6 million for the first half of 2020. The core return on average tangible common equity* for the period was 19.0%, compared to 17.0% for the same period last year. During the first half of the year, non-interest income rose to $96.4 million, an increase of 8.1% compared to $89.2 million for the first half of 2020. This increase was primarily due to higher foreign exchange income, increased custody revenue, improved trust fees, and higher banking fees, driven by increased transaction volume. Net interest income for the first six months of 2021 decreased by 10.3% to $149.6 million as compared to $166.7 million for the first half of 2020, primarily due to elevated prepayments of US agency mortgage backed securities in the investment portfolio, resulting in the redeployment of assets at market rates below the book yield. The net interest margin decreased to 2.05% for the six months ended June 30, 2021, compared to 2.56% for the same period last year. Capital Management Common equity tier 1 capital ratio and total capital ratio were 16.1% and 19.5% respectively, compared to 16.1% and 19.8% at year-end 2020. In the first six months of 2021, the Board of Directors authorized quarterly dividends of $0.44 per common share to be paid to shareholders, and a total of 208,828 common shares were repurchased during the first half of 2021 under our common share repurchase plan. We continue to target a through-cycle dividend payout ratio of approximately 50% with flexibility around share buy-backs depending on market conditions and merger and acquisition (M&A) opportunities. M&A growth is a priority for Butterfield and we remain committed to evaluating potential acquisition targets in private trust and banking that meet our strategic and financial goals. Board Changes On June 30, 2021, Conor O’Dea retired from the Board of Directors, having not stood for re-election at Butterfield’s 2021 Annual General Meeting. I would like to thank Conor for his many years of dedicated service during which he held a variety of senior executive positions, and made a significant contribution as a Director over the past five years. On behalf of the entire Board, we wish Conor all the best in his future endeavors. Proven Business Model I am proud of Butterfield’s financial performance and the proven resilience of our business model through a very challenging environment. We have consistently produced high returns, even through the pandemic, with a business model characterized by low credit risk, substantial liquidity and capital, strong fee income, and favorable competitive dynamics. We have been able to generate a consistent 15% to 25% core return on average tangible common equity throughout the interest rate cycle, while only lending in our home markets and investing excess deposits in US Government Treasuries and Agencies. As our economies fully open in the second half of 2021 and into 2022, I have confidence in Butterfield’s long-term value proposition and growth prospects. * See table “Reconciliation of US GAAP Results to Core Earnings” for reconciliation of US GAAP results to non-GAAP measures.

Group highlights (Results for six months ended June 30, 2021 with comparisons to the period ended June 30, 2020) Net income increased by 8.9% from $74.6 million for the six-month period ended June 30, 2020 to $81.2 million for the period ended June 30, 2021. Non-interest income increased by 8.1% from $89.2 million at June 30, 2020 to $96.4 million at June 30, 2021. Foreign exchange income rose 15.2% to $21.7 million driven by higher transactional volumes due to improving economic conditions. Asset management revenues decreased by 2.1% to $14.9 million and custody and other administration services revenues rose 11.2% to $7.6 million, primarily due to onboarding of new clients and increased custody assets under management. Trust revenues increased 5.4% to $25.8 million driven by higher fixed, special and accounting service fees. Banking fee revenues increased 17.6% to $23.9 million, due primarily to increased card services income as a result of higher transaction volumes, coupled with higher facility non-utilization fees and a one-off loan breakage fee. Other non-interest income decreased by 29.6% to $2.4 million due to the liquidation of a private equity investment in the latter half of 2020. Net interest income before provisions for credit losses decreased by 10.3% from $166.7 million for the six- month period ended June 30, 2020 to $149.6 million for the period ended June 30, 2021. Total interest income decreased by $25.8 million to $161.9 million due to lower reinvestment yields on proceeds received as a result of elevated prepayment speeds on US agency mortgage backed securities. Total interest expense decreased $8.7 million to $12.3 million due to lower term deposit costs. Provisions for credit losses decreased from a provision of $9.5 million to a recovery of $2.5 million primarily due to continued improvement in economic growth forecasts which drive the estimate of expected credit losses and the repayment of some commercial facilities. Net interest margin (NIM) for the six months ended June 30, 2021 was 2.05% compared to 2.56% in the comparative period in the prior year. The decrease was mainly due to lower yields on investments and loans, which was slightly offset by lower deposit costs. Other gains (losses) for the six months ended June 30, 2021 was a loss of $0.1 million compared to a gain of $0.1 million for the comparative period ended June 30, 2020. The movement is mainly due to the sale of the seed investments in Butterfield mutual funds and the disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa USA in 2007, offset by mark-to-market losses from the Bank’s seed money investments in the Butterfield mutual funds in Q1 2021. Salaries and other employee benefits (including non-service employee benefits expense) decreased by 4.6% to $82.2 million primarily due to reduced headcount as a result of the phased cost restructuring programs initiated in 2020. Other non-interest expenses (including income tax) decreased by 0.8% from $85.8 million for the six-month period to June 30, 2020 to $85.1 million for the period to June 30, 2021 primarily due to a decrease in technology and communications expenses by 2.8% to $31.8 million mainly as a result of reduced conferencing and software maintenance costs; offset by an increase in indirect taxes by 7.8% to $11.2 million mainly due to higher Financial Service Tax driven by higher average deposit levels.

Balance sheet (As at June 30, 2021 compared to December 31, 2020) Total assets were $15.7 billion at June 30, 2021, an increase of $0.9 billion from December 31, 2020. The Bank maintained a highly liquid position at June 30, 2021, with its $10.0 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 64.0% of total assets, compared with 62.2% at December 31, 2020. Loans, net of allowance for credit losses totaled $5.2 billion at June 30, 2021, and had increased by $0.1 billion compared with December 31, 2020 balances. Cayman and the Channel Islands and UK segments saw growth in their residential mortgage portfolios. The loan portfolio represented 33.3% of total assets at June 30, 2021 (December 31, 2020: 35.0%), while loans as a percentage of total deposits decreased from 38.9% at December 31, 2020 to 36.8% at June 30, 2021. The decrease in both ratios are due principally to an increase in customer deposits at June 30, 2021 due to corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda. Investment in securities held at June 30, 2021 was $5.6 billion, up $0.7 billion from December 31, 2020. The investment portfolio is comprised of high quality assets with 100% invested in A-or-better-rated securities. Total net unrealized gains on the available-for-sale (“AFS”) and held- to-maturity portfolios decreased to $77.7 million, compared with total net unrealized gains of $183.2 million at December 31, 2020, as a result of increased long-term US dollar interest rates. Total deposits were $14.2 billion at June 30, 2021, an increase of $0.9 billion from December 31, 2020. This increase is mainly due to corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda. Shareholders’ equity decreased 1.6% from $981.9 million as of December 31, 2020 to $966.6 million as of June 30, 2021, driven primarily by the net change in unrealized gains (losses) on AFS investments, the payment of common share dividends, repurchase and cancellation of common shares, all partially offset by 2021 net income to date. Assets under administration were $141.3 billion at June 30, 2021. Assets under management were $5.5 billion at June 30, 2021. Complete financial statements and notes to the financial statements for the six months ended June 30, 2021 are available via the Investor Relations link on our website, www.butterfieldgroup.com.

Financial highlights

In thousands of US dollars except per share data
(Unaudited except where stated)

Consolidated Balance Sheets	As at June 30, 2021	As at December 31, 2020[1]
Cash due from banks, securities purchased under agreement to resell, and short-term investments	**4,416,879**	4,309,670
Investment in securities	**5,605,493**	4,862,804
Loans, net of allowance for credit losses	**5,221,125**	5,160,810
Premises, equipment and computer software, net of accumulated depreciation	**141,267**	150,752
Total assets	**15,664,829**	14,738,634
Total deposits	**14,193,033**	13,250,084
Long-term debt	**171,669**	171,462
Shareholders' equity	**966,619**	981,948

[1] Audited

Key Balance Sheet Ratios	June 30, 2021	December 31, 2020
Common equity tier 1 capital ratio[2]	**16.1%**	16.1%
Tier 1 capital ratio[2]	**16.1%**	16.1%
Total capital ratio[2]	**19.5%**	19.8%
Leverage ratio[2]	**5.2%**	5.3%
Risk-Weighted Assets (in $ millions)	**5,321**	5,069
Risk-Weighted Assets / total assets	**34.0%**	34.4%
Tangible common equity ratio	**5.6%**	6.1%
Book value per common share (in $)	**19.49**	19.88
Tangible book value per share (in $)[3]	**17.67**	18.00
Non-accrual loans/gross loans	**1.3%**	1.4%
Non-performing assets/total assets	**0.6%**	0.6%
Total coverage ratio	**44.6%**	47.0%

[2] In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

Consolidated Statements of Operations	For the three-month period ended June 30, 2021	For the three-month period ended June 30, 2020	For the six-month period ended June 30, 2021	For the six-month period ended June 30, 2020
Non-interest income	**48,843**	41,650	**96,416**	89,220
Net interest income after provision for credit losses	**75,679**	74,756	**152,134**	157,170
Other gains (losses)	**683**	684	**(70)**	104
Total net revenue	**125,205**	117,090	**248,480**	246,494
Salaries and other employee benefits [4]	**43,191**	41,506	**82,151**	86,075
Other non-interest expenses [5]	**42,399**	41,250	**85,099**	85,808
Net income	**39,615**	34,334	**81,230**	74,611
Non-core items [3]	**526**	60	**526**	540
Core net income [3]	**40,141**	34,394	**81,756**	75,151

[3] See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.
[4] Includes non-service employee benefits expense
[5] Includes income taxes

Key Financial Ratios				
Return on common equity (%)	**16.7%**	14.0%	**17.0%**	15.3%
Core return on average tangible common equity (%) [3]	**18.7%**	15.5%	**19.0%**	17.0%
Return on average assets	**1.0%**	1.0%	**1.1%**	1.1%
Net interest margin	**2.01%**	2.48%	**2.05%**	2.56%
Core efficiency ratio [3]	**66.3%**	66.7%	**65.5%**	65.1%
Earnings per share ($)				
Basic	**0.80**	0.68	**1.64**	1.45
Diluted	**0.79**	0.67	**1.63**	1.44
Diluted - core [3]	**0.80**	0.67	**1.64**	1.45
Number of common shares [6]	**49,588,145**	50,203,126	**49,588,145**	50,203,126
Dividend paid - common [7]	**0.44**	0.44	**0.88**	0.88

[6] Actual outstanding excludes common shares held as treasury stock.
[7] Common share capital, BMD 0.01 par, authorised voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000

Directors' and Executive Officers' Share Interests

Pursuant to Regulation 6.9(2)(x)(a) and (b) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests of all directors and executive officers of the Bank as at June 30, 2021 in the common shares of the Bank were 352,768 shares.

During the 6 month period ended June 30, 2021, 250,148 restricted common shares of the Bank were granted to executive officers and 458 unrestricted common shares were granted to directors. During the same period, no stock options were granted by the Bank and no outstanding stock options were exercised by executive officers or directors.

Further Financial Information

The Group's results are stated in accordance with US GAAP. Further financial information may be found on our website at: www.butterfieldgroup.com.

Reconciliation of US GAAP results to core earnings

The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or "non-core". Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

(in millions except per share amounts)		For the three month period ended		For the six month period ended	
		June 30, 2021	June 30, 2020	**June 30, 2021**	June 30, 2020
Net income to common shareholders	A	**39.6**	34.3	**81.2**	74.6
Non-core items					
Non-core (gains) losses					
Gain on transfer of Visa Inc. Class B shares		**(0.9)**	—	**(0.9)**	—
Total non-core (gains) losses	B	**(0.9)**	—	**(0.9)**	—
Non-core expenses					
Early retirement program, redundancies and other non-core compensation costs		**1.4**	0.1	**1.4**	0.5
Business acquisition costs		**—**	—	**—**	0.1
Total non-core expenses	C	**1.4**	0.1	**1.4**	0.6
Total non-core items	D=B+C	**0.5**	0.1	**0.5**	0.6
Core net income attributable to common shareholders	E=A+D	**40.1**	34.4	**81.7**	75.2
Average common equity	F	**950.6**	985.0	**961.8**	979.0
Less: average goodwill and intangible assets		**(91.4)**	(90.5)	**(92.0)**	(92.5)
Average tangible common equity	G	**859.2**	894.5	**869.8**	886.5
Return on equity	A/F	**16.7 %**	14.0 %	**17.0 %**	15.3 %
Core return on average tangible common equity	E/G	**18.7 %**	15.5 %	**19.0 %**	17.0 %
Core earnings per common share fully diluted					
Adjusted weighted average number of diluted common shares (in thousands)	H	**49,945.3**	50,984.5	**49,917.4**	51,700.2
Earnings per common share fully diluted	A/H	**0.79**	0.67	**1.63**	1.44
Non-core items per share	D/H	**0.01**	—	**0.01**	0.01
Core earnings per common share fully diluted	E/H	**0.80**	0.67	**1.64**	1.45
Core return on average tangible assets					
Total average assets	I	**15,371.6**	13,202.8	**15,183.2**	13,522.8
Less: average goodwill and intangible assets		**(91.4)**	(90.5)	**(92.0)**	(92.5)
Average tangible assets	J	**15,280.2**	13,112.3	**15,091.2**	13,430.3
Return on average assets	A/I	**1.0 %**	1.0 %	**1.1 %**	1.1 %
Core return on average tangible assets	E/J	**1.1 %**	1.1 %	**1.1 %**	1.1 %
Tangible equity to tangible assets					
Shareholders' equity	K	**966.6**	990.3	**966.6**	990.3
Less: goodwill and intangible assets		**(90.2)**	(89.7)	**(90.2)**	(89.7)
Tangible common equity	L	**876.4**	900.7	**876.4**	900.7
Basic participating shares outstanding (in millions)	M	**49.6**	50.2	**49.6**	50.2
Book value per common share	N=K/M	**19.49**	19.73	**19.49**	19.73
Tangible book value per common share	O=L/M	**17.67**	17.94	**17.67**	17.94
Efficiency ratio					
Non-interest expenses		**84.8**	82.0	**165.7**	170.1
Less: amortization of intangibles		**(1.5)**	(1.4)	**(3.0)**	(2.9)
Non-interest expenses before amortization of intangibles	P	**83.3**	80.6	**162.7**	167.2
Non-interest income		**48.8**	41.7	**96.4**	89.2
Net interest income before provision for credit losses		**74.7**	79.1	**149.6**	166.7
Net revenue before provision for credit losses and other gains/losses	Q	**123.5**	120.8	**246.0**	255.9
Efficiency ratio	P/Q	**67.4 %**	66.7 %	**66.1 %**	65.4 %
Core efficiency ratio					
Non-interest expenses		**84.8**	82.0	**165.7**	170.1
Less: non-core expenses	(C)	**(1.4)**	(0.1)	**(1.4)**	(0.6)
Less: amortization of intangibles		**(1.5)**	(1.4)	**(3.0)**	(2.9)
Core non-interest expenses before amortization of intangibles	R	**81.9**	80.5	**161.3**	166.7
Core revenue before other gains and losses and provision for credit losses	S	**123.5**	120.8	**246.0**	255.9
Core efficiency ratio	R/S	**66.3 %**	66.7 %	**65.5 %**	65.1 %

FORWARD-LOOKING STATEMENTS Certain of the statements made in this report are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward- looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. The Bank of N.T. Butterfield & Son Limited 65 Front Street Hamilton, Bermuda butterfieldgroup.com